UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Portman Ridge Finance Corp

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

73688F102

(CUSIP Number)

October 29, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73688F102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SILVER CREEK CAPITAL MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

3846872

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

3846872

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3846872

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.12%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA , IA
FOOTNOTES

This Schedule 13G is being filed pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Silver Creek Capital Management LLC, a Washington limited liability company (“Silver Creek” or the “Reporting Person”) and Silver Creek SOC3 Sub-Fund, Ltd., a Cayman Islands exempted company (“SOC3Sub”). Silver Creek serves as the investment adviser for SOC3Sub. Silver Creek is also the investment manager or adviser to a variety of other private investment funds. This Schedule 13G relates to the Common Stock, par value $.01 per share, of Portman Ridge Finance Corporation (the “Company”). Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Company. SOC3Sub directly owns the Common Stock to which this Schedule 13G relates, and Silver Creek may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to it by SOC3Sub to vote and to dispose of the securities held by SOC3Sub, including the Common Stock.

CUSIP No.	73688F102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Silver Creek SOC3 Sub-Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

3846872

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

3846872

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3846872

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.12%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN , PN
FOOTNOTES

Please refer to footnote above for Silver Creek Capital Management LLC.

Item 1.

(a)	Name of Issuer
Portman Ridge Finance Corp

(b)	Address of Issuer’s Principal Executive Offices
650 Madison Avenue, 23rd Floor New York, New York

Item 2.

(a)	Name of Person Filing
SILVER CREEK CAPITAL MANAGEMENT LLC

(b)	Address of Principal Business Office or, if none, Residence
1301 Fifth Avenue, 40th Floor Seattle, Washington 98101

(c)	Citizenship
Washington

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share

(e)	CUSIP Number
73688F102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,846,872

(b)	Percent of class: 5.12%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,846,872

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,846,872

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Exhibit 1: Joint Filing Agreement, dated February 18, 2021, by and between the Reporting Persons

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silver Creek Capital Management LLC

Date: February 18, 2021	By:	/s/ Eric E. Dillon
Name: Eric E. Dillon
Title: Manager

Silver Creek SOC3 Sub-Fund, Ltd.

Date: February 18, 2021	By:	/s/ Eric E. Dillon
Name: Eric E. Dillon
Title: Director

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)